 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑Form 10-K ☐Form 20-F ☐Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Sutron Corporation

Full Name of Registrant

n/a

Former Name if Applicable

22400 Davis Drive

Address of Principal Executive Office (Street and Number)

Sterling, Virginia 20164

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25© has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This delay results principally from the significant demands on the Registrant’s management in identifying and correcting errors relating to inventory standard costs for the years ending December 31, 2006, December 31, 2007 and December 31, 2008 and providing our auditors with supporting information relating to the restatement of the financials for those years, as previously reported on a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2010.

Due to the reason described above, the Registrant could not have timely filed its Form 10-K for the fiscal year ended December 31, 2009 without unreasonable effort or expense. This Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sidney Hooper (Name)	703 (Area Code)	406-2800 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously described in its Current Report on Form 8-K filed on March 25, 2010, the Registrant announced that errors relating to inventory standard costs that were set in excess of inventory purchase costs resulted in an overstatement of inventory values as of December 31, 2006, December 31, 2007 and December 31, 2008.  Cost of sales was understated for the years ended December 31, 2006 and December 31, 2007.  Cost of sales was overstated for the year ended December 31, 2008.  The estimated amounts to be restated are as follows:

Year Ended	Estimated Decrease in Inventory Value	Estimated Increase (Decrease) in Cost of Sales
December 31, 2006	$121,000	$121,000
December 31, 2007	$339,000	$218,000
December 31, 2008	$222,000	($117,000)

The estimated effect of the cost of sales adjustments on earnings will be to decrease net income by approximately $75,000 for the year ended December 31, 2006, to decrease net income by approximately $142,000 for the year ended December 31, 2007, and to increase net income by approximately $82,000 for the year ended December 31, 2008.

Sutron Corporation

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Sidney C. Hooper
Sidney C. Hooper